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New World Fund
333 South Hope Street
Los Angeles, California  90071
Phone (213) 486-9200

Vincent P. Corti
Secretary

December 29, 2009

Ms. Laura Hatch, Staff Accountant
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	New World Fund
File Nos. 811-09105 and 333-67455

Dear Ms. Hatch:

This letter is in response to oral comments we received from you on November 25, 2009 to the fund’s Post-Effective Amendment No. 18 to the Registration Statement under the Securities Act of 1933 and Amendment No. 19 to the Registration Statement under the Investment Company Act of 1940.  We appreciate your prompt response to the filing.

Our responses to your comments are set forth below. We will incorporate any changes to the fund’s Registration Statement in a filing pursuant to Rule 485(b) to be automatically effective on January 1, 2010.

1.         Comment:  Other mutual funds that use “new world” or similar terms in their names invest primarily in developing countries. Please indicate whether the fund invests primarily in developing countries.

Response: The fund will invest at least 35% of its assets in equity and debt securities of issuers primarily based in developing countries. The fund may also invest in the securities of companies in developed countries if the investment adviser determines that a significant portion of the company’s assets or revenues is attributable to developing countries.

2.         Principal investment strategies – page 3 of the fund’s prospectus

Comment:  Please state that the fund may invest a portion of its assets in securities of issuers based outside the U.S., consistent with the fund's name.

Response:  We believe the fund’s disclosure is consistent with its name. The prospectus states that the fund may invest in securities of issuers based in developing countries or in securities of any issuer if the fund’s adviser determines that a significant portion of the assets or revenues of the issuer is attributable to developing countries. The fund’s risk disclosure also contains information on the risks of investing in issuers based outside of the U.S.

3.         Principal investment strategies – page 3 of the fund’s prospectus

Comment:  The prospectus states that “the fund invests primarily in stocks of companies with significant exposure to countries with developing economies and/or markets.” Please indicate the types of stocks in which the fund primarily invests.

Response:   We will update the language to state that the fund invests primarily in common stocks.

4.           Principal investment strategies – page 3 of the fund’s prospectus

Comment:  The prospectus states that “the fund may also invest in debt securities of issuers, including issuers of lower rated bonds…” Please clarify whether “lower rated bonds” means bonds rated below investment grade.

Response:   We will update the language to state that lower rated bonds means bonds rated Ba1 or below and BB+ or below.

5.         Principal investment strategies – page 3 of the fund’s prospectus

Comment:  The prospectus states that “the fund may invest in equity securities of any company, regardless of where it is based, if the fund's investment adviser determines that a significant portion of the company's assets or revenues (generally 20% or more) is attributable to developing countries.” Other mutual funds with similar revenue or asset based tests tend to use a threshold higher than 20%.

Response:   We believe 20% is appropriate given the fund’s investment strategies.

6.         Principal investment strategies – page 3 of the fund’s prospectus

Comment:  The prospectus states that “under normal market conditions, the fund will invest at least 35% of its assets in equity and debt securities of issuers primarily based in qualified countries that have developing economies and/or markets.” Please provide more information on how the fund determines whether a country is qualified or non-qualified.

Response:   The “investment objective, strategies and risks” section of the prospectus contains language describing how the fund determines whether a country is qualified. We will include this language in the “principal investment strategies” section of the prospectus.

7.         Principal investment strategies – page 3 of the fund’s prospectus

Comment:  The prospectus states that “under normal market conditions, the fund will invest at least 35% of its assets in equity and debt securities of issuers primarily based in qualified countries that have developing economies and/ or markets. In addition, the fund may invest up to 25% of its assets in nonconvertible debt securities of issuers, including issuers of lower rated bonds and government bonds, primarily based in qualified countries or that have a significant portion of their assets or revenues attributable to developing countries.” Please explain the difference between these limits.

Response:   The limits described above are separate limits regarding the fund’s investments in developing countries and debt securities. The fund will invest 35% of its assets in developing countries. In addition, the fund may invest 25% of its assets in debt securities regardless of where the issuer is based if a significant portion of the issuer’s assets or revenues is attributable to developing countries. We will modify this section of the prospectus to provide further clarification.

8.          Principal risks – page 3 of the fund’s prospectus

Comment:  The prospectus states that “Lower quality or longer maturity debt securities may be subject to greater price fluctuations than higher quality or shorter maturity debt securities.” Does the term “lower-quality” mean below investment grade?

Response:   The language is intended to address the risk of investing in lower rated debt securities in general.  It is not specific to securities rated below investment grade.

The changes described above will also be made to the fund’s retirement plan prospectus, to the extent the change applies to that document. Thank you for your consideration of our response to your comments.

If you have any questions please do not hesitate to contact me at (213) 486-9422 or Tim McHale at (213) 615-0404.

Sincerely,
/s/ Vincent P. Corti
Vincent P. Corti
Secretary